Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended					Nine Months Ended
(in millions, except ratios)	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	9/30/2005	9/30/2006
Interest Expense:
Interest expense	44.20	39.60	27.70	20.40	19.10	14.40	99.80
Interest capitalized	4.67	3.47	3.10	2.89	2.44	2.00	1.83

Less amortization of capitalized debt issue cost	(0.22)	(0.30)	(0.58)	(0.19)	(0.18)	(0.14)	(1.96)
Total interest expense	48.66	42.77	30.23	23.10	21.37	16.26	99.67

One third of non-cancelable lease rent	0.84	1.37	1.58	1.63	2.38	1.79	1.58

Total fixed charges	49.49	44.14	31.80	24.73	23.74	18.05	101.25

Total earnings and fixed charges:

Pretax income	522.90	523.50	624.30	645.70	649.60	474.90	541.10

Less earnings from unconsolidated cellular partnerships	—	—	—	—	—	—	(4.67)
Less interest capitalized	(4.67)	(3.47)	(3.10)	(2.89)	(2.44)	(2.00)	(1.83)
Amortization of capitalized interest	0.22	0.30	0.58	0.19	0.18	0.14	1.96
Fixed charges	49.49	44.14	31.80	24.73	23.74	18.05	101.25
Total earnings and fixed charges	567.94	564.47	653.58	667.73	671.08	491.09	637.82

Ratio of earnings to fixed charges:	11.48	12.79	20.55	27.00	28.27	27.21	6.30